CANADA’S HIGHEST COURT CONFIRMS TASEKO’S RIGHT TO WORK AT
NEW PROSPERITY GOLD-COPPER PROJECT

June 13, 2019, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB) (“Taseko” or the "Company") announces that the Supreme Court of Canada (“SCC”) has cleared the way for Taseko to undertake geotechnical work at the Company’s New Prosperity Gold-Copper Project near Williams Lake, BC.

The SCC, Canada’s highest legal authority, has spoken. It has dismissed the Tsilhqot’in First Nation application to appeal an earlier judgement by the BC Supreme Court and by the British Columbia Court of Appeal and in doing so it has also confirmed the resilience of British Columbia’s current mine permitting process.

“Getting permission to mine in British Columbia may be difficult, but it’s not impossible. It just takes patience,” said Russell Hallbauer, President and CEO of Taseko. “The SCC decision is clear, Provincial permits authorizing mineral exploration and development can, if done with care and consideration, withstand any possible legal challenge.”

“For New Prosperity, this is an important point in time. The law has been tested at the highest levels, the legal challenges are over, the permit is sound, the work can and will proceed. What this ruling does mean is that we are taking the steps necessary to get closer to the day when such a decision can be made to build New Prosperity,” continued Mr. Hallbauer.

“The New Prosperity deposit is rare, the largest undeveloped copper-gold deposit in Canada and easily among the top 15 in the world. It can be a powerhouse for economic change in BC’s central interior. It can be a positive game changer for First Nations as well. With BC lumber manufacturers closing mills and curtailing operations, potential mines like New Prosperity offer renewed hope and opportunity, especially for the people of the central interior. People should never give up on its potential, nor the value and opportunity it can deliver to all the people of BC,” concluded Mr. Hallbauer.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward looking statements”) that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Any statements that express, or involve discussions as to, expectations, believes, plans, objectives, assumptions or future events or performance that are not historical facts, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

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uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

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uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary title, licenses and permits for development projects and project delays due to third party opposition;
•	our ability to comply with the extensive governmental regulation to which our business is subject;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
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changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
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the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore;
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labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;

•	the availability of, and uncertainties relating to the development of, infrastructure necessary for the development of our projects;
•	our reliance upon key personnel; and
•	uncertainties relating to increased competition and conditions in the mining capital markets.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.